UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tekkorp Digital Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G8739H106
(CUSIP Number)

Matthew S. Davey
Tekkorp JEMB LLC
1980 Festival Plaza Drive, Suite 300
Las Vegas, Nevada  89135
Tel: (702) 879-9687
With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8739H106	SCHEDULE 13D	Page 2

1	NAMES OF REPORTING PERSONS
Tekkorp JEMB LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 4,750,000 founder shares, classified as Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) held of record by Tekkorp JEMB LLC (the “Sponsor”) that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A ordinary shares, par value $0.0001 per share (“Class A Shares”).

(2)
Based on 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10-Q filed by Tekkorp Digital Acquisition Corp. (the “Issuer”) with the U.S. Securities and Exchange Commission (“SEC”) on June 10, 2021, together with the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 3

1	NAMES OF REPORTING PERSONS
Tekkorp Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 4,750,000 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.

(2)
Based on 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10-Q filed by the Issuer with the SEC on June 10, 2021, together with the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 4

1	NAMES OF REPORTING PERSONS
Matthew S. Davey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects 4,750,000 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.

(2)
Based on 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10-Q filed by the Issuer with the SEC on June 10, 2021, together with the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 5

1	NAMES OF REPORTING PERSONS
JEMB SPAC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 4,750,000 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.

(2)
Based on 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10-Q filed by the Issuer with the SEC on June 10, 2021, together with the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 6

1	NAMES OF REPORTING PERSONS
Morris Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,000

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
1,000,000

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects 4,750,000 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares, together with an additional 1,000,000 Class A Shares of which Morris Bailey is the beneficial owner.  See Item 4.

(2)
Based on 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10-Q filed by the Issuer with the SEC on June 10, 2021, together with the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 7

1	NAMES OF REPORTING PERSONS
Bailey Grand Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 1,000,000 Class A Shares beneficially owned by Bailey Grand Investments LLC, of which Morris Bailey was the managing member. See Item 4.
(2)	Based on 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10-Q filed by the Issuer with the SEC on June 10, 2021.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on November 2, 2020 (the “Original Schedule 13D”), as amended on December 15, 2021 (“Amendment No. 1”), regarding the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tekkorp Digital Acquisition Corp., a Cayman Islands exempted corporation (the “Issuer” or the “Company”), underlying units issued in the Issuer’s initial public offering (“IPO”) and Class A Shares issuable upon conversion of founder shares, classified as Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of the Issuer.  The address of the Issuer’s principal executive offices is 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada, 89135.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D or Amendment No. 1.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

On July 8, 2021, Morris Bailey entered into an Assignment and Redemption Agreement pursuant to which he assigned and transferred to Bailey Grand Investments LLC (“Bailey Grand”) his 1% limited liability company interest in Bailey Grand, which interest corresponded to an economic interest in 10,000 Class A Shares, in exchange for a $100,000 cash payment.  In connection with the Assignment and Redemption Agreement, Mr. Bailey’s limited liability company interest in Bailey Grand was redeemed and cancelled in its entirety, and a successor managing member was appointed.  Upon the July 8, 2021 effectiveness of the aforementioned agreement, Mr. Bailey ceased to beneficially own the Class A Shares beneficially owned by Bailey Grand, and Bailey Grand ceased to be a reporting person with respect to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a) and (b)

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Persons is based upon the 25,000,000 Class A Shares outstanding as of June 10, 2021, as reflected in the Form 10Q filed by the Issuer with the SEC on June 10, 2021, together with, where such Reporting Person beneficially owns Class B Shares, the requisite amount of Class A Shares issuable upon conversion of such Class B Shares.

The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class B Shares of which it is the record owner, which represents 16.0% of the outstanding Class A Shares, as calculated pursuant to Rule 13d-3(d).
Holdings and JEMB SPAC, as the sole members of the Sponsor, may be deemed to beneficially own, and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class B Shares of which the Sponsor is the record owner, representing 16.0% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).

Mr. Davey, as the manager of Holdings, may be deemed to beneficially own, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class A Shares of which Holdings is the beneficial owner, representing 16.0% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).

Mr. Bailey, as the managing member of JEMB SPAC, has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class A Shares of which JEMB SPAC is the beneficial owner.  In addition, Mr. Bailey has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 1,000,000 Class A Shares of which Mr. Bailey is the beneficial owner.  In the aggregate, Mr. Bailey may be deemed to be the beneficial owner of 5,750,000 Class A Shares, representing 19.3% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).

(c)

Except as set forth in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer’s Shares in the last sixty days.

(d)

As a result of the Assignment and Redemption Agreement described above in Item 4, Bailey Grand ceased to be a reporting person with respect to the Issuer on July 8, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 12, 2021

TEKKORP JEMB LLC

By:	/s/ Matthew S. Davey
	Name:	Matthew S. Davey
	Title:	Authorized Signatory

TEKKORP HOLDINGS LLC

By:	/s/ Matthew S. Davey
	Name:	Matthew S. Davey
	Title:	Manager

MATTHEW S. DAVEY

By:	/s/ Matthew S. Davey
	Name:	Matthew S. Davey

JEMB SPAC LLC

By:	/s/ Morris Bailey
	Name:	Morris Bailey
	Title:	Managing Member

MORRIS BAILEY

By:	/s/ Morris Bailey
	Name:	Morris Bailey

BAILEY GRAND INVESTMENTS LLC

By:	/s/ Louis Jerome
	Name:	Louis Jerome
	Title:	Managing Member